[Clifford Chance US LLP Letterhead]

September 2, 2009

VIA EDGAR AND BY HAND

Mr. Duc Dang
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NRDC Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
File No. 001-33749
Filed August 10, 2009

Dear Mr. Dang:

          On behalf of our client, NRDC Acquisition Corp., a Delaware corporation (the “Company”), set forth below is the Company’s analysis of the question raised by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), namely whether prior performance information of the type specified by Item 8 of Industry Guide 5 (“Guide 5”) is required to be included in the proxy statement of the Company described below.

Background

          On August 7, 2009, the Company entered into a Framework Agreement with NRDC Capital Management, LLC, which, among other things, contemplates the continuation of the Company’s business as a corporation that intends to elect to qualify to be taxed as a real estate investment trust (“REIT”), for U.S. federal income tax purposes, commencing with the taxable year ending December 31, 2010.

          The Company has filed a preliminary proxy statement with the Commission and proposes to file a definitive proxy statement pursuant to which it plans to solicit proxies from its stockholders to amend the terms of the Company’s certificate of incorporation (the “charter”) to provide that the consummation of substantially all of the transactions contemplated by the Framework Agreement will also constitute a “Business Combination” under Article Sixth of the charter (the “Initial Charter Proposal”). If the Initial Charter Proposal is approved, stockholders will be asked to (i) approve the transactions contemplated by the Framework Agreement (the “Business Combination Sub-Proposal 1”) and (ii) amend the Company's charter to provide for perpetual existence (the “Business Combination Sub- Proposal 2” and, together with the Business Combination Sub-Proposal 1, the “Business Combination Proposals”). In addition to voting on the Initial Charter Proposal and the Business Combination Proposals, stockholders will vote on proposals to approve amendments to the Company's charter which (i) eliminate certain provisions applicable only to special purpose acquisition corporations, (ii) add various provisions relating to the

Company’s intention to elect to qualify to be taxed as a REIT and (iii) revise certain other provisions in anticipation of the Company’s existence as an operating company (the “Secondary Charter Proposals” and together with the Initial Charter Proposals and the Business Combination Proposals, the “Stockholder Proposals”). The Company also plans to use the definitive proxy statement to solicit votes from the holders of its outstanding warrants to amend the terms of the warrants to, among other things, increase the exercise and call price and extend the term of the warrants (the “Warrantholder Proposals”).

Guide 5 Requirements Are Not Applicable To The Company’s Proxy Statement

          On June 3, 1982, the Commission adopted revisions to what had previously been known as Guide 60, “Preparation of Registration Statements Relating to Interests in Real Estate Limited Partnerships.”1 The revisions were intended to standardize and simplify the track record disclosure in the registration statements of real estate limited partnerships,2 and were codified as Guide 5. While Guide 5 by its terms applies only to registration statements related to interest in real estate limited partnerships, the Commission in Release 33-6900 stated that “While Industry Guide 5 (“Guide”) by its terms applies only to the Preparation of Registration Statements Relating to Interests in Real Estate Limited Partnerships, the requirements contained in the Guide should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts and for all other limited partnership offerings.” The Staff has interpreted Release 33-6900 as requiring Guide 5 prior performance information in registration statements for initial public offerings of “blind-pool” REITs. Release 33-6900 also indicated that aspects of Guide 5 should also be applied to limited partnership roll-up transactions.

          We have not found any instance of the Commission or the Staff further extending Guide 5 requirements. As described above, the Company is not conducting a registered securities offering. Rather, it is soliciting proxies from stockholders to approve the Stockholder Proposals and from its warrantholders to approve the Warrantholder Proposals. Nothing in Schedule 14A, the proxy rules or in any Commission release or regulation calls for the inclusion in proxy statements of Guide 5 prior performance information. We question whether there is regulatory authority to impose Guide 5 disclosure requirements on the Company’s proxy materials absent Commission action of the type that was taken in Release 33-6900 to extend Guide 5 to registered securities offerings of blind-pool REITs and to roll-up transactions.

Guide 5 Prior Performance Information is Otherwise Not Required in the Company’s Proxy Statement

          Even if the Staff were to disagree with the above analysis, for the reason indicated below, we believe that under the facts surrounding the proposed transaction, Guide 5 prior performance information is not required to be included in the Company’s proxy statement.

          As discussed in the preliminary proxy statement, upon consummation of the transactions contemplated by the Framework Agreement, Stuart Tanz will become the Company’s Chief Executive Officer and President, and John Roche will become the Company’s Chief Financial Officer. In addition, Richard A. Baker will resign as the Company’s Chief Executive Officer and will be elected as Executive Chairman of the Company’s board of directors. William L. Mack, who currently serves as the Chairman of the Company’s board of directors, Robert C. Baker, who currently serves as the Vice-Chairman of the Company’s board of directors, and Lee S. Neibart, who currently serves as the Company’s President, will resign such positions. As a result, upon consummation of the Framework Agreement transactions, the Company’s management team is expected to consist of Stuart Tanz, John Roche and Richard Baker. These individuals will be working together at the Company as a management team for the first time. As a

1 See Release No. 33-6405.
2 See Proposing Release No. 33-6354.

result, no track record exists for these individuals acting together as a single team. So, if track record information is to be included in the proxy statement, it would need to be track record information relating to these individuals.

          As indicated in the preliminary proxy statement, Mr. Tanz and Mr. Roche have experience as members of the senior management teams of publicly traded real estate investment trusts. Mr. Tanz was the Chairman, Chief Executive Officer and President of Pan Pacific Retail Properties, Inc. from 1997 until 2006. Mr. Roche was the Executive Vice President and Chief Financial Officer of New Plan Excel Realty Trust, Inc. from 2000 to 2007 and first served as a consultant to and then as Chief Financial Officer of Gramercy Capital Corp from 2008 until 2009. It is our view that because these individuals worked with and were supported by other members of the senior management teams and the boards of directors of these publicly traded REITs, we do not believe that Guide 5 prior performance information relating to these REITs should be included in the Company’s proxy statement. This situation is different from the typical externally managed REIT where the sponsorship of past programs by the external manager is clear and the related track record information can be properly attributed to the external manager. Apart from their service as members of senior management of these publicly traded REITs, neither of these individuals has in the past ten years sponsored any fund or raised capital from passive third party investors for purposes of making real estate investments.

          In addition, while Richard A. Baker, the Executive Chairman of the Company, has extensive experience in making real estate investments, all of such activities have been conducted through National Realty & Development Corporation, a real estate development company owned by him together with his father Robert C. Baker. National Realty & Development Corporation finances its real estate investment activities though its own capital and capital invested on behalf of family trusts and family limited partnerships. Since third party investors are not involved in these activities, none of these activities are “programs” within the meaning of Guide 5.

Conclusion

          The solicitation of proxies by the Company should not require disclosure of Guide 5 information in the Company’s proxy statement as there is nothing in Schedule 14A, the proxy rules or in any Commission release or regulation requiring such disclosure. Even if the Staff were to disagree with this position, the facts surrounding the proposed transaction support the conclusion that Guide 5 prior performance information is not required to be included in the Company’s proxy statement.

          We respectfully request that additional inquiries, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay Bernstein and Brian Hoffmann, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).

Very truly yours,

/s/ Jay L. Bernstein
Jay L. Bernstein

cc:	Richard A. Baker
Brian Hoffmann